EXHIBIT 12

Morgan Stanley

Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

(Unaudited)

	Six Months Ended June 30,	Twelve Months Ended December 31,
$ in millions	2018	2017	2016	2015	2014	2013
Ratio of Earnings to Fixed Charges

Earnings[1]	$6,472	$10,295	$8,805	$8,229	$3,235	$3,502
Fixed charges[2]	4,490	6,010	3,575	2,987	3,935	4,695
Total earnings and fixed charges	$10,962	$16,305	$12,380	$11,216	$7,170	$8,197
Fixed charges[2]
Total interest expense[3]	$4,361	$5,767	$3,336	$2,742	$3,679	$4,414
Interest factor in rents	129	243	239	245	256	281
Total fixed charges	$4,490	$6,010	$3,575	$2,987	$3,935	$4,695
Ratio of earnings to fixed charges	2.4	2.7	3.5	3.8	1.8	1.7

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

Earnings[1]	$6,472	$10,295	$8,805	$8,229	$3,235	$3,502
Fixed charges[2]	4,490	6,010	3,575	2,987	3,935	4,695
Total earnings and fixed charges	$10,962	$16,305	$12,380	$11,216	$7,170	$8,197
Fixed charges[2]
Total interest expense[3]	$4,361	$5,767	$3,336	$2,742	$3,679	$4,414
Interest factor in rents	129	243	239	245	256	281
Preferred stock dividends[4]	332	873	676	610	311	150
Total fixed charges and preferred stock dividends	$4,822	$6,883	$4,251	$3,597	$4,246	$4,845
Ratio of earnings to fixed charges and preferred stock dividends	2.3	2.4	2.9	3.1	1.7	1.7

1.

Amounts represent earnings before income taxes and do not include dividends on preferred securities, income (loss) from discontinued operations, noncontrolling interests and income or loss from equity investees.

2.	Fixed charges do not include interest expense on uncertain tax liabilities as the Firm records these amounts within Provision for income taxes.
3.	Amounts consist of interest cost, including interest on deposits and capitalized interest.
4.	The preferred stock dividends amount represents pre-tax earnings required to cover dividends on preferred stock.